petzey

The Future Marketplace for Pet Health and Wellness



Overview

❖ Petzey is an on-demand mobile Pet Telehealth and Wellness App on a platform network, enabling instant, affordable healthcare for Pet Owners.

❖ We aim to provide convenient, accessible and affordable Pet care that meets the needs of an accelerating $103B Pet industry, which is forecasted to grow 5% a year for the next 5 years: to an estimated $275B in 2030.

❖ The first offering is the Petzey App, featuring proprietary routing and matching software and a robust cloud-based platform providing instant access to Petzey's Vet Professionals. The Petzey App has the ability to service pet owners and their pets in all 50 states – 85M+ households

❖ The Petzey App is the foundation for our second offering: the Petzey Wellness Alliance Membership - offering best-of-breed Pet Brands in a Pet marketplace ecosystem.





Morgan Stanley Research Report
US Pet Care Industry - 2021



Industry spending will nearly triple in the next decade from $107B in 2019 to $275B in 2030

Drivers:

- ❖ Millennial population and demographic growth
- ❖ Pets have become "Family Members"
- ❖ COVID – surge of pet ownership

Morgan Stanley, *"US Pet Care: Welcome to the Petriarchy,"* March 3, 2021





Morgan Stanley Research Report
Pet Care Spending Poised to Accelerate

- ❖ 70% of U.S. households have 1 pet or more, 85M pet households

- ❖ For the first time in the U.S., there are now more households with a pet than households with a baby (2019)

- ❖ Animal healthcare spend recently reached $40B, nearly overtaking Food as largest sub-sector (2019)

- ❖ By 2030 – Animal Healthcare spending will grow to become most important segment of U.S. Pet Care.



Morgan Stanley, *"US Pet Care: Welcome to the Petriarchy," March 3, 2021*

Morgan Stanley Research Report

Pet Care Spending Poised to Accelerate

2019 Industry Spend = $107.7B

U.S. Pet Care Market – Petzey Addressable:

Vet Care	$25.3B
Supplies	$16.1B
Food	$38.5B
Services	$13.5B
Prescriptions	$10.4B

Morgan Stanley Report Exhibit 8:
Breakdown of 2019 US Pet Care spend by category (in billions)



$2.1
$1.8
$10.4
$38.5
$13.5
$16.1
$25.3
Food & Treats
Vet Care (ex. Prescription Medicines)
Supplies
Services (ex. Vet Care)
Prescription Medicines
Live Animals
OTC Medicines

Morgan Stanley, "*US Pet Care: Welcome to the Petriarchy,*" *March 3, 2021*



Current State of Pet Care Industry

❖ Clinic model outdated

   ❖ Traditional Pet Care model has not changed in 139 years.

   ❖ Predominantly "Brick and Mortar" based.

   ❖ Current Pet Care model no longer works in the Sharing Economy and "one-click" market model

   ❖ Growing practices under the current model is challenging

❖ Costs are rising

   ❖ Vet care and Pet Emergency care prices have escalated in last 5-10 years. Typical Vet visit costs $75-$150 and takes weeks to schedule

   ❖ Pet ownership preventive care declining.

   ❖ Pet owners challenged by costs and inconvenient availability.

Morgan Stanley, "*US Pet Care: Welcome to the Petriarchy,*" *March 3, 2021*



Problem – Access to care

❖ Access to care is limited
  ❖ COVID has led to an explosion of ownership of companion animal pets
  ❖ 61% of pet owners do not have a vet
  ❖ Veterinarians nationwide are overwhelmed because of an influx of potential new patients and staffing shortages

❖ Pet Telehealth can fill the gap
  ❖ 85% of Americans now own a smartphone, up from 35% in 2011.
  ❖ 15% of Americans only access the internet via smartphone
  ❖ There is a need for greater access to pet healthcare – Petzey intends to address this need

Morgan Stanley, "*US Pet Care: Welcome to the Petriarchy*," March 3, 2021
Pew Research Center, "Mobile Fact Sheet," April 7, 2021



The Petzey App

Simple, intuitive and effective



petzey
Connect with a vet professional in minutes
$20 flat rate for each consultation.
JOIN FOR FREE
I already have an account

Rodrigo
• 2 years 6 months

CONSULTATION CALL
We are searching a vet for Dexter

You are connected with Dr. Zoey Stephenson
DURATION
10:25s

Installation and set up takes just a few minutes

Create your pet profiles

Instantly find a credentialed veterinary professional

Speak to an expert for only $20 per consultation

Network Platform Model



9:41 AM
100%
petzey
Connect with a vet professional in minutes
$20 flat rate for each consultation.
JOIN FOR FREE
I already have an account

EMERGENCY
VETERINARY
CARE

VET MD
TummyWorks
SKIN SOOTHER
Natural

amazon.com



Current Status of Go To Market Activities

ENTERPRISE ACCOUNTS

- Since January – added 14 new clients for a total of 32 enterprise accounts through voluntary benefits programs
- Accounts represent over 940,000 pet owners
- Have piloted successful recruitment campaign















AT&T Amway CenturyLink LIBBEY MATTEL BISSELL DOLLAR GENERAL

CHANNEL PARTNERS

- Lincoln Financial Group – 3-year term – Volume Goals – 3 new Sales (Amway) – 7 in Sales Funnel
- Pilot Program Farmer's Insurance Group – rollout to Employees in June – 48K Exclusive Brokers – purchased MetLife Property & Casualty $3.94B





Lincoln Financial Group FARMERS INSURANCE

DIRECT TO CONSUMER

- Charity of choice is Bissell Pet Foundation (BPF) – Cathy Bissell, founder – recognized Pet Advocate currently have 5,300 Shelters in all 50 States, and later direct to consumer marketing
- In discussion with Farmers Insurance to offer to Farmers Policy holders





BISSELL PET FOUNDATION™
Until every pet has a home.

Petzey Wellness Alliance Membership

- The Petzey Wellness Alliance is a bundled service offering of the best-of-breed pet services to build and leverage differentiation in the market.
- Creates two paths to revenue for Petzey – the Telehealth App and a Membership Packaged Service offering
- Petzey Wellness Alliance is working towards partnerships with Farmers, Petco, Verizon, PupBox, KitNipBox and the Bissell Pet Foundation.
- Members pay only a low annual fee for a free wellness check and access to discounts from all the Pet Brands.

petzey

verizon

PupBox

Wellness Alliance

petco

FARMERS INSURANCE

KitNipBox

embark



PET CANDY
WHAT KIND OF DOG OWNER ARE YOU?
WHY YOU SHOULD FOSTER A PET IN NEED
A SCIENTIFIC MEASURE OF DOG YEARS
GOOD DOG OR BAD DOG?
Scientists Discover GENE THAT CONTROLS COLOR PATTERNS IN CATS
5 WAYS TO ENRICH YOUR CAT'S LIFE
Why we're obsessed with SHANNON GREGOIRE
WHY PETS ARE THE NEW PINK!
petzey

The Gift for Life®

BISSELL PET FOUNDATION™
Until every pet has a home.



Gaining Retail Market Access

Industry Leaders

- Walmart
- Costco Wholesale
- Sam's Club
- ALDI
- BJ's Live Generously
- Jet
- amazon

Grocery & Mass Merchants

- Kroger
- Publix
- H-E-B
- LIDL
- Albertsons
- Ahold Delhaize
- PriceSmart Membership Shopping
- meijer
- ingles
- Target
- Whole Foods Market
- Save a lot
- Trader Joe's
- WinCo Foods Low Prices Every Aisle • Every Department • Every Day
- Sprouts Farmers Market

Pltfrm
9:41 AM
100%
petzey
Connect with a vet professional in minutes
$20 flat rate for each consultation.
JOIN FOR FREE
I already have an account

Alternative Channels

- Dollar Tree
- Family Dollar
- Dollar General
- Walgreens
- CVS pharmacy

Grocery Buying Groups















































- Topco
- HyVee
- Wakefern Food Corp.
- SpartanNash
- Giant Eagle
- Brookshire's
- Price Chopper
- Federated Group



Network of Vet Professionals

- Source Vet Professionals from multiple areas – review credentials, license and interview = formal onboarding and training
- Petzey proprietary routing and matching algorithm, network that can support Enterprise accounts nationwide
- Conducted in excess of 3,000 Virtual Pet Health Consultation Calls-with high customer satisfaction
- Established network of almost 600 credentialed veterinary professionals serving all 50 states
- Vet Professional market total addressable in the U.S. is 85,000 licensed veterinarians and more than 100,000 credentialed veterinary technicians. These occupations will grow by 15-17% by 2030.
- Network Capacity currently has maximum of over 50,000 calls per day, with ability to expand significantly with no real barriers



U.S. Bureau of Labor Statistics, Occupational Outlook Handbook (2020)

Strategic partnership with

- ❖ Approved International Trademark for Petzey
- ❖ Preliminary Patent filing Q1 (2022)
- ❖ Parachute Group – IT Consulting firm – Assessment and Recommendation Development
- ❖ Mike Green, CEO of Parachute – recently joined Advisory Board and became acting CIO for Petzey
- ❖ Will transition App to native iOS and Android operating systems which will allow increased performance, a better user experience, and increased security
- ❖ Developing feature Road Map for new services and revenue creation and Alliance Membership Pet Market



What makes Petzey different?

❖ Shared Economy Application (such as Uber, Airbnb) in the growing Pet Health Care market.

❖ **Platform network model** with proprietary routing and matching algorithm creates operational efficiencies, scalability and new service offering unmatched in the market.

❖ Platform enables integration to aggregate best-of-breed Brands in a Membership model for an ecosystem of Pet Services.

❖ Corporate Sponsorship partner model.

❖ Line extensions with other services to increase revenue per user such as Prescription Drug and delivery and specialty services.



State of the Business

- ❖ **Friends & Family/SEED Note** – raised $3.0M in capital
- ❖ **Petzey App Developed** – completed MVP 1 and Version v1 of the App on Network Platform with proprietary routing and matching algorithm.
- ❖ Recruited Initial Network of Virtual Veterinary Professionals in all 50 States.
- ❖ We have now operationalized a ubiquitous, seamless network in all 50 States compliant with all State Veterinary Practice Acts.
- ❖ Currently have engaged with 32 Enterprise clients through voluntary benefits programs with an addressable market of 953,000 Pet Owners including ATT, CenturyLink, and Accenture.
- ❖ Channel Partnership with Farmers Insurance, Pilot Program with Lincoln Financial Group.
- ❖ Strategic relationships with Bissell Pet Foundation working with 5,300 Pet Shelters in all 50 States.
- ❖ Petzey Wellness Alliance Membership – is a bundled service offering of the best-of-breed pet services to build and leverage differentiation in the market.







petzey

Join our mission at petzey.com